EXHIBIT 99.1

STAR BULK CARRIERS CORP. ANNOUNCES AGREEMENTS FOR
A $51.5 MILLION PRIVATE PLACEMENT OF COMMON SHARES
ATHENS, Greece, January 23, 2017 – Star Bulk Carriers Corp. (NASDAQ:SBLK) (“Star Bulk” or “Company”) announced today the execution of agreements with affiliates of Oaktree Capital Management, L.P. (“Oaktree”) and Senator Investment Group LP (“Senator”) to sell Oaktree and Senator an aggregate of 6,310,272 of its common shares, at a purchase price of $8.154 per share. The private placement, which is scheduled to close by early February 2017, is expected to result in aggregate gross proceeds to Star Bulk of approximately $51.5 million. The Company has agreed to grant shelf registration rights to the investors for the resale of their common shares. Star Bulk intends to use the net proceeds of the offering for general corporate purposes. Giving effect to this offering, Oaktree and Senator are expected to beneficially own approximately 51.4% and 6.5%, respectively, of the Company’s outstanding common shares.
This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein.  The securities described herein have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under such Act.
Cautionary Note Regarding Forward Looking Statements:

The matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies, the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, the impact of the level of our indebtedness and the restrictions in our debt agreements, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete the restructuring transactions with our various lenders. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contact Information
Star Bulk:	Investor Relations/Financial Media:
Simos Spyrou and Christos Begleris Co-CFOs Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Ag. Konstantinou Av. Maroussi 15124 Athens Greece	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel/ (212) 661-7566 E-mail: starbulk@capitallink.com